SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

                  Tender Offer Statement under Section 14(d)(1)
                 or Section 13(e)(1) of the Securities Exchange
                                   Act of 1934

                                 AMENDMENT NO. 2

                        THE VERMONT TEDDY BEAR CO., INC.
                       (Name of Subject Company (Issuer))

                        THE VERMONT TEDDY BEAR CO., INC.
                       (Name of Filing Person, the Issuer)

                     COMMON STOCK, $0.05 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    92427X09
                      (CUSIP Number of Class of Securities)

                               Elisabeth B. Robert
                      President and Chief Executive Officer
                        The Vermont Teddy Bear Co., Inc.
                         6655 Shelburne Road, PO Box 965
                            Shelburne, Vermont 05482
                                 (802) 985-3001

                 (Name, address, and telephone number of person
               authorized to receive notices and communications on
                            behalf of filing person)

                                    Copy to:

                                Spencer R. Knapp
                          Dinse, Knapp & McAndrew, P.C.
                               209 Battery Street
                                  P.O. Box 988
                            Burlington, VT 05402-0988
                               Tel. (802) 864-5751

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                           CALCULATION OF FILING FEE*

Transaction valuation                                      Amount of filing fee

$10,500,000                                                     $2,100

* Filing fee is one-50th of one percent of the aggregate dollar amount of cash being offered by the Company to purchase 3,000,000 shares of its common stock, based on a price of $3.50 per share.

{ } Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $2,100      Form or Registration Number: Schedule TO-1
Filing Party:  The Vermont Teddy Bear Co., Inc.   Date Filed:  August 21, 2002

{ } Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

{ }      third-party tender offer subject to Rule 14d-1.

{x}      issuer tender offer subject to Rule 13e-4.

{ }      going-private transaction subject to Rule 13e-3.

{ }      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: { }

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 21, 2002, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on August 30, 2002 ("Amendment No. 1"), related to the issuer tender offer by The Vermont Teddy Bear Co., Inc., a New York corporation, to purchase up to 3,000,000 shares of its common stock, par value $0.05 per share, at a price of $3.50 per share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase dated August 21, 2002 and the related Letter of Transmittal, as amended and supplemented by Amendment No. 1 and further amended and supplemented by this Amendment No. 2 ("Amendment No. 2"), including the Supplement to Offer to Purchase, dated September 9, 2002, filed as Exhibit (a)(1)-A(i) hereto (the "Supplement").

         The information in the Offer to Purchase, as amended by Amendment No. 1 and Amendment No. 2 (which incorporates the Supplement), and the related Letters of Transmittal are incorporated by reference in this Amendment No. 2 to the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

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ITEM 4. TERMS OF THE TRANSACTION

Item 4(a) of the Schedule TO, which incorporates by reference the information contained in "Section 7. Purpose of the Offer; Certain Effects of the Offer" of the Offer to Purchase, is hereby amended and supplemented by deleting the second sentence of the second paragraph of Section 7 and replacing it with the following sentence:

                  If the Company had repurchased 3,000,000 shares for the price we are offering as of July 1, 2000, and had financed this purchase on the terms contemplated by the loan commitments we have received for the offer, our pro forma earnings per share for the fiscal year ended June 30, 2001 would have been $.39 per share (fully diluted earnings per share), as compared to the $.29 per share actually reported for that year.

ITEM 10. FINANCIAL STATEMENTS

Item 10 of Schedule TO is hereby amended and supplemented by adding Items 10(b)(1), 10(b)(2), and 10(b)(3) as follows:

(b)      Pro Forma Information.

(1) The information set forth in "Section 11. Selected Financial Information," as amended and supplemented by the Supplement, is incorporated by reference herein.

(2) The information set forth in "Section 11. Selected Financial Information," as amended and supplemented by the Supplement, is incorporated by reference herein.

(3) The information set forth in "Section 11. Selected Financial Information," as amended and supplemented by the Supplement, is incorporated by reference herein.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

September 9, 2002                          VERMONT TEDDY BEAR CO., INC.


                                           By: /s/ ELISABETH B. ROBERT
                                               ---------------------------------
                                                   Elisabeth B. Robert

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                                INDEX TO EXHIBITS

EXHIBIT
NUMBER            DESCRIPTION
-------------     ------------------
(a)(1)-A          Form of Offer to Purchase, dated August 21, 2002.*

(a)(1)-A(i) Supplement to Offer to Purchase, dated September 9, 2002 (filed herewith).

(a)(1)-B Form of Letter of Transmittal, including the Guidelines for Certification of Taxpayer Identification Number on Form W-9.*

(a)(1)-C Form of Letter to Shareholders of the Company, dated August 21, 2002, from Elisabeth B. Robert, President and Chief Executive Officer of the Company.*

(a)(1)-D Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)-E Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, including the Instruction Form.*

(a)(1)-F          Form of Notice of Guaranteed Delivery.*

(a)(1)-G          Press Release*

(a)(1)-H Form of Letter of Transmittal, for use by holders of options to purchase shares of the Company's common stock. **

(a)(1)-I Form of Letter to Holders of Options to Purchase Shares of the Company's Common Stock, dated August 23, 2002, from Elisabeth
                  B. Robert, President and Chief Executive Officer of the Company.**

(a)(1)-J Form of Letter of Transmittal, for use by holders of Series C Preferred shares of the Company which are convertible to shares of the Company's common stock.**

(b)-1             Commitment Letter from Banknorth, N.A. dated August 19, 2002.*

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(c)-              None

(d)-1             First Amendment to Warrants (URSA)*

(e)-(h)           None or not applicable*

* Previously filed with Offer to Purchase dated August 21, 2002

** Previously filed with Amendment No. 1 to Schedule TO dated August 30, 2002